April 1, 2026
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Re:    Comtech Telecommunications Corp.
    Registration Statement on Form S-3
    Filed March 23, 2026
File No.: 333-294528

Dear Ladies and Gentlemen:
Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Comtech Telecommunications Corp. hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (File No.: 333-294528) be accelerated to occur at 4:00 p.m., New York City time, on April 6, 2026 or as soon thereafter as practicable.
It would be appreciated if you would inform Steven I. Suzzan at Norton Rose Fulbright US LLP at +1 212 318 3092 once the above referenced Registration Statement is declared effective.
Very truly yours,

Comtech Telecommunications Corp.

By:    /s/ Kenneth H. Traub
Name: Kenneth H. Traub
Title: Chairman of the Board, President and
Chief Executive Officer

cc:    Steven I. Suzzan (Norton Rose Fulbright US LLP)